China Technology Appoints Deloitte Touche Tohmatsu CPA as Independent Auditor

HONG KONG, February 19, 2008 — China Technology Development Group Corporation (NasdaqCM: CTDC, “the Company” or “CTDC”), a provider of clean and renewable energy products and solutions focusing on solar energy business in China, today announced that it has appointed Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”) as independent auditor for the fiscal year ended December 31, 2007, following the expiry of the service term of Friedman LLP (“Friedman”) on February 14, 2008. Friedman acknowledged and confirmed the client-auditor relationship with the Company has ceased in writing on February 14, 2008.

The decision to change independent auditor was recommended and approved by the audit committee and the Board of Directors of the Company on February 14, 2008. There were no disagreements between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

During each of the fiscal years ended December 31, 2004, 2005 and 2006 and the subsequent interim period preceding the engagement of Deloitte, the Company has not consulted with Deloitte regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on its financial statements, and neither a written report was provided to the Company nor any oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting and auditing of financial reporting; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-B and the related instructions to Item 304 of Regulation S-B, or a reportable event, as that term is defined in Item 304(a)(1)(v)of Regulation S-K.

The Company provided to Friedman the disclosure in this press release filed under the cover of Form 6-K.

Exhibits

99.1 Press Release dated February 19, 2008

About CTDC:
CTDC is a provider of clean and renewable energy products and solutions focusing on solar energy business in China. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China.

For more information, please visit our website at http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.